SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 3, 2004

Nortek Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	1-6112	16-1638891
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

50 Kennedy Plaza, Providence, Rhode Island	02903-2360
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (401) 751-1600

Item 5.   **OTHER EVENTS AND REGULATION FD DISCLOSURE**

On August 3, 2004, Nortek Holdings, Inc. and its wholly-owned subsidiary, Nortek, Inc., publicly announced that Nortek Holdings, Inc. has extended the consent expiration date applicable to its previously announced tender offer to purchase for cash all of its outstanding 10% Senior Discount Notes due 2011, that Nortek, Inc. has extended the consent expiration date applicable to its previously announced tender offers to purchase for cash all of its outstanding 9.875% Senior Subordinated Notes due June 15, 2011 (the "9.875% Notes") and Senior Floating Rate Notes due 2010, and that the dealer managers for the tender offers have set the pricing for the 9.875% Notes. A copy of the press release is attached as Exhibit 99.1 to this Form 8-K.

Item 7.   **FINANCIAL STATEMENTS AND EXHIBITS**

(c)   Exhibits

99.1   Press release, dated August 3, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTEK HOLDINGS, INC.

By: /s/ Edward J. Cooney

Name: Edward J. Cooney

Title: Vice President and Treasurer

Date: August 3, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press release, dated August 3, 2004.